Exhibit 99.2

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETINGS

OF

SUZANO S.A.

TO BE HELD EXCLUSIVELY IN DIGITAL FORM

ON 28 DECEMBER 2020

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

INDEX

Information on the matters subject to resolution

Exhibit A – Information on the Mergers (Exhibit 20-A of ICVM 481/09)

Exhibit B – Merger Agreement with Companies’ Appraisal Report

Exhibit C – Minute of the Board of Directors’ Meeting

Exhibit D – Minute of the Fiscal Council Meeting

Exhibit E – Information on the Appraiser (Exhibit 21 of ICVM 481/09)

Exhibit F – Proposal for Services and Compensation of the Appraiser

The items listed above are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and meet the requirements of Law No. 6.404 of December 15, 1976 (“Brazilian Corporate Law”) and CVM Instruction 481/09, as amended (“ICVM 481”).

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

Information on the matters subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposal to be the subject to resolution in the Extraordinary General Meeting (“EGM”) to be held on 28 December 2020, at 09:00 a.m., exclusively in digital form, pursuant to ICVM 481.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the attentive and complete reading of all its Exhibits.

(1)                Approval of the Protocol and Justification of the Mergers, by the Company, of (a) AGFA – Comércio, Administração e Participações Ltda.; (b) ASAPIR Produção Florestal e Comércio Ltda.; (c) Comercial e Agrícola Paineiras Ltda.; (d) Ondurman Empreendimentos Imobiliários Ltda.; (e) Facepa Fábrica de Papel da Amazônia S.A.; (f) Fibria Terminais Portuários S.A.; and (g) Futuragene Brasil Tecnologia Ltda.

Based on the clarification provided in this document and under the Brazilian Corporate Law and the applicable regulations, it is proposed to be approved the Protocol and Justification of the Mergers (“Merger Agreement”) containing the terms and conditions of the mergers, by the Company, of each of the following companies, all wholly owned subsidiaries of Suzano (“Mergers”).

(i)	AGFA – Comércio, Administração e Participações Ltda., a limited liability company with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Suite 10, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 07.934.961/0001-12, registered with the Board of Trade of the State of Pará (“JUCEPA”) under NIRE 15.200.249.439, herein represented in accordance with its Articles of Association (“AGFA”);

(ii)	Asapir Produção Florestal e Comércio Ltda., a limited liability company with head offices in the City of Limeira, State of São Paulo, at Lageado, Building B, CEP 13480-021, enrolled with CNPJ/ME under No. 08.721.410/0001-33, registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.221.300.260, herein represented in accordance with its Articles of Association (“Asapir”);

(iii)	Comercial e Agrícola Paineiras Ltda., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Sector B, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 50.692.219/0001-77, registered with JUCESP under NIRE 35.200.185.143, herein represented in accordance with its Articles of Association (“Paineiras”);

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(iv)	Ondurman Empreendimentos Imobiliários Ltda., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Suite 29-A, Gecontrol, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 09.332.082/0001-46, registered with JUCESP under NIRE 35.222.026.226, herein represented in accordance with its Articles of Association (“Ondurman”);

(v)	Facepa Fábrica de Papel da Amazônia S.A., a corporation with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 04.909.479/0001-34, registered with JUCEPA under NIRE 15.300.010.501, herein represented in accordance with its Bylaws (“Facepa”);

(vi)	Fibria Terminais Portuários S.A., a corporation with head offices in the City of Santos, State of São Paulo, at Av. Cândido Gafrée, warehouses13, 14 and 15, CEP 11013-240, enrolled with CNPJ/ME under No. 02.403.565/0001-45, registered with JUCESP under NIRE 35.300.153.928, herein represented in accordance with its Bylaws (“Fibria”); and

(vii)	Futuragene Brasil Tecnologia Ltda., a limited liability company with head offices in the City of Itapetininga, State of São Paulo, at Av. Dr. José Lembo, No. 1.010, Suite A, Jardim Bela Vista, CEP 18207-780, enrolled with CNPJ/ME under No. 12.777.984/0001-09, registered with JUCESP under NIRE 35.224.817.727, herein represented in accordance with its Articles of Association (“Futuragene” and, jointly with AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria, the “Companies”) (

The Merger Agreement, entered into by the management of the Company and the Companies on 26 November 2020, is part of this Proposal in the form of Exhibit B. As in the case, the document sets forth the bases, justifications and effects of the Mergers, including, without limitation, the treatment of equity variations that may occur between the base dates of the Companies' appraisal reports.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(2)                Ratification of the appointment and engagement of the specialized company PricewaterhouseCoopers Independent Auditors, to appraise the net equity of the Companies, pursuant to the Law.

Based on the clarification provided in this document and in accordance with the Brazilian Corporate Law and applicable regulations, it is proposed to be ratified the appointment and engagement of the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC” or “Appraiser”) to evaluate the net equity of the Companies, pursuant to the Law and at book value.

PwC specializes in auditing, consultancy and preparation of equity appraisal reports in accordance with applicable standards and audit procedures.

Further information on the contracting of PwC is provided in Exhibit E and Exhibit F of this Proposal, pursuant to Article 21 of ICVM 481.

(3)                Approval of the appraisal report of the net equity of the Companies, at book value, prepared by the PwC in compliance with accounting and legal standards, criteria and requirements

Based on the clarifications contained in this document and pursuant to the terms of the Brazilian Corporation Law and applicable regulations, it is proposed that the appraisal reports on the net equity of each of the Companies be approved, at book value, prepared by PwC in compliance with the standards, accounting and legal criteria and requirements (“Appraisal Reports”), which are attached to this Proposal as Exhibit I of the Merger Agreement (Exhibit B of this Proposal).

Considering that Suzano directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger), and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission (“CVM”) issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, article 264 of the Brazilian Corporate Law is not applicable to the Mergers. Accordingly, the appraisals mentioned in the aforementioned provision are not required.

(4)                Approval of the Mergers

After the resolutions detailed above, which are steps of the Mergers, it is proposed to be approved the Mergers of the Companies by the Company, under the terms and conditions of the Merger Agreement, Brazilian Corporate Law and the applicable regulations.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

The Mergers proposed herein, if approved, will result in the complete transfer, to the Company, of the net equity assets of each of the Companies, as determined by the Appraisal Reports. Accordingly, Suzano shall adjust its balance sheets in order to reflect the replacement of the investments it holds in the Companies with the net assets corresponding to the aforementioned equity interest and the Companies shall be dissolved.

The Company owns the entirety of the quotas and shares representing the share capital of the Companies. Accordingly, the Merger will not result in a capital increase of Suzano, nor will it give rise to any right of withdrawal for shareholders of Suzano.

In the event of approval at the EGM, the Mergers will only be completed and effective as of 1 January 2021.

It is noteworthy that the merger of each of the Companies by Suzano constitutes an independent legal action, assuming that a sole action may be valid regardless of the validity of the remaining actions.

Further information on the Merger is provided in Exhibit A of this Proposal, pursuant to Article 20-A of ICVM 481.

(5)                Authorization of the Company’s management to perform all necessary actions required to carry out and implement the resolutions approved by the shareholders at the EGM.

Lastly, it is proposed that Suzano's managers be authorized to perform any and all additional actions that may be required to carry out and implement the resolutions approved by the shareholders at the EGM (including, without limitation, the Mergers), pursuant to the terms and conditions contained in the Merger Agreement, the Brazilian Corporate Law and applicable regulations.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

Additional Information and Where to Find It

The documents required by the Brazilian Corporate Law and in ICVM 481 were submitted to CVM on the present date, through the Periodic Information System (IPE) and are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

EXHIBIT A

Information on the Mergers

(Exhibit 20-A to ICVM 481)

Pursuant to Article 20-A of CVM 481, the Company provides the following information about the Mergers, as defined below, to be discussed in Extraordinary Shareholders’ Meetings of the Company to be in held on 28 December 2020, at 09:00 a.m., exclusively in digital form:

1. Protocol and justification of the operation, in accordance with arts. 224 and 225 of Law No. 6,404, of 1976.

The Merger Agreement can be found in the Exhibit B to this Proposal.

2. Other agreements, contracts, pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies arising out the operation, filed at the registered office of the company or to which the company’s controlling shareholder is a party.

The Merger proposal shall not result in the execution, amendment or termination of any agreement, contracts and pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies arising out the operation, remaining valid current the information described on item “15.5 – Shareholders’ Agreement” of the Company’s Reference Form of 2020 (version 5).

3. Description of the operation, including:
(a) Terms and conditions:

Refer to the provisions of Merger Agreement, as specified in Exhibit B to this Management Proposal.

(b) Obligations to indemnify:
(i) the managers of any of the companies involved;
(ii) If the operation does not take place.

Not applicable.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(c) Table comparing the rights, advantages and restrictions applicable to the shares of the companies involved or arising out the operation, before and after the operation

Before and after the Merger, there will be only the same shares issued by the Company that existed prior to the Merger, which will reserve the same rights and advantages referred to in “Section 18 - Securities” of the 2020 Company Reference Form (version 5).

(d) Eventual need for approval by debenture holders or other creditors.

Not applicable.

(e) Assets and liabilities that will comprise each portion of the equity, in the event of a spin-off.

Not applicable.

(f) Intention of the resulting companies to obtain registration as a securities issuer.

Not applicable.

4. Plans to conduct corporate businesses, notably in relation to specific planned corporate events.

The Company will continue, after the Mergers, to dedicate itself to the regular development of its activities, which will not suffer any change due to the Mergers, maintaining the Company its registration as a publicly held company.

5. Analysis of the following aspects of the operation:
(a) Description of the key expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages.

The Company understands that the effective integration of the activities of the Companies and the Company will allow the capture of efficiency gains and synergies derived from the reduction of operating, logistical and administrative costs, as well as resulting in management optimization and simplification of the group's corporate structure.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(b) Costs.

The managements of the Company and Companies estimate that the costs of carrying out the Mergers are in the order of approximately four hundred thousand reais (R$ 400,000.000), including expenses with publications, records, auditors, appraisers, lawyers and others professionals hired to advise on the operation.

(c) Risk factors.

Considering that the Company directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger) the Mergers do not represent an additional risk factor to the Company, and the information described in section “4 - Risk Factors” of the Company Reference Form 2020 (version 5) remains valid and current.

(d) In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, stating the reasons why these alternatives were not considered.

The incorporation of each of the Companies by the Company is the most efficient way to (i) capture efficiency gains and synergies derived from the reduction of operational, logistical and administrative costs, and (ii) implement management optimization and simplification of the corporate structure of the group. Other alternatives, such as the dissolution of the Companies, would entail additional costs of implementation and greater operational complexity to achieve the same desired result

(e) Exchange ratio.

Not applicable, considering that: (i) the Company (merging company) is the direct holder of 100% (one hundred percent) of the capital stock of the Companies (merged companies); (ii) all the quotas and shares of the Companies will be canceled with the completion of the Mergers, as provided for in article 226, paragraph 1, of the Brazilian Corporation Law; and (iii) Company’s shares will not be issued to replace the shares and shares of the Companies.

(f) For operations involving parent companies, subsidiaries or companies under common control:
(i) Exchange ratio of shares calculated in accordance with Section 264 of Law No. 6,404, of 1976.

Not applicable, considering that Suzano directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger) and in view of the decision of the Board of Commissioners of CVM issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(ii) Detailed description of the exchange ratio negotiation process and other terms and conditions of the transaction.

Not applicable, since there is no substitution relationship due to the fact that the Companies are wholly owned subsidiaries of the Company.

(iii) If the operation has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling block:
(a) Comparative analysis of the exchange ratio and the price paid for the acquisition of control; and (b) Reasons that justify any differences in valuation in the different operations.

Not applicable.

(iv) Justification of why the exchange ratio is fair, including a description of the procedures and criteria adopted to ensure fairness of the operation or, if the exchange ratio is not fair, detail of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable, since there is no substitution relationship due to the fact that the Companies are wholly owned subsidiaries of the Company.

6. Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the operation was discussed, including any dissenting votes.

The minutes of the meeting of the Board of Directors of the Company regarding the Mergers can be found in Exhibit C of this Proposal, while the minutes of the Fiscal Council Meeting that issued its opinion on the matter is found in Exhibit D of this Proposal. Such documents can also be found at the Company’s headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 website (http://www.b3.com.br).

SUZANO S.A.
Publicly Held Company
CNPJ/ME No 16.404.287/0001-55
NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

7. Copy of studies, presentations, reports, opinions, valuation or opinion reports of the companies involved in the operation made available to the controlling shareholder in any stage of the operation.

The Appraisal Reports of the net equity at book value of each of the Companies can be found in Exhibit I of the Merger Agreement (Exhibit B of this Proposal), and can also be found at the Company's headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and (http://www.b3.com.br) websites.

7.1. Identification of any conflicts of interest among the financial institutions and professionals that prepared the documents mentioned in item 7 and the companies involved in the operation.

The Management of the Company hired an independent firm to draft the Appraisal Report of the Companies and did not identify conflicts of interest between the parties involved in the operation.

Besides that, the Appraiser stated (i) not to have knowledge of conflicts of interest, direct or indirect, either any other circumstances that represent conflict of interest regarding the draft of the Appraisal Report; and (ii) not to have knowledge of any action of companies officers with purpose direct, limit, difficult or practice any acts that have or may have compromised the access, the use or the knowledge of information, documents or relevant methodologies of work to the quality of the services provided.

8. Proposals of bylaws or amendments to the bylaws of the companies arising out the operation.

Not applicable. The Company’s bylaws will not be altered due to the Mergers.

9. Financial statements used for the purpose of the operation, in accordance with the specific rules.

The unaudited balance sheets of each of the Companies, dated 31 August 2020 in the case of AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria, and 31 October 2020 in the case of Futuragene, are part of the Appraisal Reports, which are found in Exhibit I of the Merger Agreement (Exhibit B of this Proposal).

SUZANO S.A.
Publicly Held Company
CNPJ/ME No 16.404.287/0001-55
NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

10. Pro forma financial statements used for the purpose of the operation, in accordance with the specific rules

Not applicable, provided the Mergers (i) do not represent a dilution greater than five per cent (5%), since the Mergers will not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of shares and/or quotas, as applicable; and (ii) do not constitute a relevant transaction for purposes of OCPC Technical Guideline No. 06 (Orientação Técnica OCPC nº 06)

11. Document containing information on the companies directly involved that are not publicly held: (a) risk factors, in the terms of item 4.1 and 4.2 of the reference form; and (e) description of the capital stock, under the terms of item 17.1 of the reference form.
(a) risk factors, in the terms of item 4.1 and 4.2 of the reference form;

AGFA's corporate purpose is: (i) the paper trade in general; (ii) import of raw materials; (iii) export of products; (iv) third-party sales management and planning; (v) provision of business advisory services; (vi) operational management of subsidiaries and affiliates; and (vii) equity interest in national companies of any nature or industry.

AGFA's assets are listed in the respective Appraisal Report, and its current share capital is R$ 16,000,000.00 (sixteen million reais), divided into 16,000,000 (sixteen million) quotas, with par value of R$ 1.00 (one real) each, fully subscribed and paid in.

Asapir's corporate purpose is: (i) silviculture (Forest Production - Planted Forests); (ii) acquisition and sale of wood and wood residues at wholesale and retail; (iii) ownership or equity interest in other companies, on a permanent basis, in order to maintain them as affiliates, controlled companies or wholly owned subsidiaries; (iv) trade and representation, on its own behalf or for third parties; and (v) import and export.

Asapir's assets are listed in the respective Appraisal Report, and its current share capital is R$ 26,049,008.00 (twenty-six million, forty-nine thousand and eight reais), divided into 26,049,008 (twenty-six million, forty-nine thousand and eight) shares, with a nominal value of R$ 1.00 (one real) each, fully subscribed, pending payment in the amount of R$ 1,035,046.86 (one million, thirty-five thousand, forty-six reais and eighty-six cents).

Paineiras’ corporate purpose is: (i) forestation and reforestation; (ii) agriculture and livestock in general; (iii) manufacture and commerce of products related to such activities; (iv) provision of agricultural services; (v) road transportation, on its own behalf or for third parties; (vi)  real estate leasing;

SUZANO S.A.
Publicly Held Company
CNPJ/ME No 16.404.287/0001-55
NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(vii) scientific development and research in agriculture and forestry; and (vii) participation in other companies or consortia.

Paineiras' assets are listed in the respective Appraisal Report, and its current share capital is R$ 9,393,895.91 (nine million, three hundred and ninety-three thousand, eight hundred and ninety-five reais and ninety-one cents), divided into 939,389,591 (nine hundred and thirty-nine million, three hundred and eighty-nine thousand, five hundred and ninety-one) shares, with a nominal value of R$ 1.00 (one real) each, fully subscribed and paid in.

Ondurman's corporate purpose is: (i) acquisition of rural real estate and its lease or rental to third parties; (ii) onerous concession of surface usage rights to third parties; (iii) real estate management; and (iv) equity interest in other companies, in Brazil or abroad.

Ondurman's assets are listed in the respective Appraisal Report, and its current share capital is R$ 11,790,000.00 (eleven million, seven hundred and ninety thousand reais), divided into 11,790,000 (eleven million and seven hundred and ninety thousand) shares, with a nominal value of R$ 1.00 (one real) each, fully subscribed and paid in.

Facepa's corporate purpose is: (i) manufacture of paper in general, its derivatives, and similar byproducts; (ii) manufacture of disposable diapers; (iii) manufacture of plastic materials in general and its derivatives; and (iv) commercialization in domestic and foreign markets of such products, in wholesale and retail - being able, also, by decision of its Board of Officers, to dedicate itself to forestry activities and the exercise of similar or secondary activities regarding its main purposes.

Facepa's assets are listed in the respective Appraisal Report, and its current share capital is R$ 98,104,257.30 (ninety-eight million, one hundred and four thousand, two hundred and fifty-seven reais and thirty cents). However, on the date of completion of its merger, the share capital of FACEPA will be R$ 24,713,384.96 (twenty-four million, seven hundred and thirteen thousand, three hundred and eighty-four reais and ninety-six cents) divided into 1,100,227 (one million, one hundred thousand, two hundred and twenty-seven) common shares, registered and without par value, fully subscribed and paid in, provided that the 60 (sixty) day period for the completion of the share capital reduction arising from the redemption of preferred shares approved on 27 October 2020 will have passed.

Fibria's corporate purpose is to provide services with the specific purpose of exploring the port facility, using an area under management by Companhia Docas Do Estado De São Paulo - CODESP, of approximately 9,000 m² (nine thousand square meters), located in Outeirinhos, on the right bank of the Port of Santos, covering warehouses 14 and 15 (internal) and adjacent areas, for handling general cargo of forest products.

SUZANO S.A.
Publicly Held Company
CNPJ/ME No 16.404.287/0001-55
NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

Fibria's assets are listed in the respective Appraisal Report, and its current share capital is R$ 265,965.00 (two hundred and sixty-five thousand, nine hundred and sixty-five reais), divided into 50,000 (fifty thousand) common shares, registered and without par value, fully subscribed and paid in.

Futuragene's corporate purpose is: (i) development, research and commercialization of technologies, solutions, products and services for the agroforestry sector; (ii) formation and exploitation of homogeneous forests, owned by Futuragene or third parties, directly or through contracts with companies specialized in silviculture and forest management; (iii) provision of services, import, export and exploration of goods related to the company's activities; (iv) participation, as a partner or shareholder, of any other company or enterprise; (v) production of seeds and seedlings, for purposes of research and own use, as well as sale to third parties; and (vi) manufacture, formulation, handling, import and export of pesticides and similar products.

Futuragene's assets are listed in the respective Appraisal Report, and its current share capital is R$ 119,366,709.00 (one hundred and nineteen million, three hundred and sixty-six thousand, seven hundred and nine reais), divided into 119,366,709 (one hundred and nineteen million, three hundred and sixty-six thousand, seven hundred and nine) shares, with a nominal value of R$ 1.00 (one real) each, fully subscribed and paid in.

Provided that (i) the Company directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger), and (ii) the activities performed by the Companies are restricted to activities currently performed by the Company, the Company does not identify risk factors related to the Companies and their activities that are different from the risk factors applicable to the Company, as already described in “ Section 4, Item 4.1(d) ”of the Company Reference Form 2020 (version 5).

(b) description of the main changes in the risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, pursuant to item 5.4 of the reference form;

Not applicable, considering that (i) the Companies will be dissolved as a result of the Mergers, (ii) the Company directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger), and (iii) as mentioned in item 11 (a) of this Exhibit A, the Company does not identify risk factors related to the Companies and their activities that are different from the risk factors applicable to the Company, as already described in “Section 4, Item 4.1(d)” of the Company Reference Form 2020 (version 5).

SUZANO S.A.
Publicly Held Company
CNPJ/ME No 16.404.287/0001-55
NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(c) description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form:
7.1. Description of the main activities of the issuer and its subsidiaries

The main activities carried out by each of the Companies have already been described in item 11(a) of this Exhibit A. Further, provided the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Reference Form of Company.

7.1-A. Information specific to Semi-Public corporations

Not applicable.

7.2. Information on operating segments;
a) Products and services marketed

The main activities developed by each of the Companies have already been described in item 11(a) of this Exhibit A. Further, provided that the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Reference Form of Company.

b) Revenue from the segment and its share in the issuer’s net revenue

Provided the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Company's Reference Form.

c) Profit or loss arising out the segment and its share in the issuer’s net profit

Provided the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Company's Reference Form.

7.3. - Information on products and services related to the operating segments

The main activities performed by each of the Companies have already been described in item 11(a) of this Exhibit A. Further, provided the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Reference Form of Company.

SUZANO S.A.
Publicly Held Company
CNPJ/ME No 16.404.287/0001-55
NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

7.4 - Customers responsible for more than 10% of the total net revenue;

Provided the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Company's Reference Form.

(d) Description of the economic group, pursuant to item 15 of the Reference Form;

The corporate structure of each of the Companies has already been described in item 11(a) of this Exhibit A. Further, provided the Companies are wholly owned subsidiaries of the Company, all information related to them is already reflected in the Company's Reference Form.

(e) Description of the capital stock, under the terms of item 17.1 of the reference form;

The share capital of each of the Companies has already been described in item 11(a) of this Exhibit A. Further, provided the Companies are wholly owned subsidiaries of Suzano, all information related to them is already reflected in the Company's Reference Form.

12. Description of the capital structure and ownership after the operation, in accordance with item 15 of the reference form.

Following completion of the Mergers, (i) the Companies will be dissolved, (ii) the entirety of the Companies' quotas and shares will be canceled, as provided for in article 226, paragraph 1, of the Brazilian Corporation Law, and (iii) no Company shares will be issued replacing the quotas and shares of the Companies. Accordingly, the Company's capital structure will remain as informed in section “15 - Control and Economic Group” of its Reference Form 2020 (version 5).

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

13. Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or by people linked to them, as defined by the rules of initial public offer of shares.

The entirety of quotas and shares representing the share capital of the Companies is owned by Suzano, which is, in turn, a publicly held company, duly registered with CVM.

14. Exposure of any of the companies involved in the operation, or of people link to them, as established by the rules of initial public offer to shares acquisition, in referenced derivatives in securities issued by other companies involved in the operation.

Not applicable.

15. Report covering all businesses realizes within the last six (6) months by people indicated below with securities issued by companies involved in the operation:
(a) Companies involved in the operation:
(a)(i) and (ii) Private purchase and sale transactions:

Not applicable.

(a)(iii) Purchase transactions in regulated markets:

Not applicable.

(b) Parties related to companies involved in the operation:
(i) Private purchase transactions:

Not applicable.

(ii) Private sale operations:

Not applicable.

(iii) Purchase transactions in regulated markets:

Not applicable.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

(iv) Sales operations in regulated markets:

Not applicable.

16. The document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Opinion 35, of 2008.

Not applicable, provided there is no substitution relationship due to the fact that the Companies are wholly owned subsidiaries of Suzano.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

EXHIBIT B

Merger Agreement and Companies’ Appraisal Reports

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

EXHIBIT C

Minutes of the Board of Directors’ Meeting

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.                   DATE, TIME AND PLACE: 26 November 2020, via videoconference, pursuant to item 6.4. of the Internal Rules of the Board of Directors of Suzano S.A. (“Company”).

2.                   ATTENDANCE: The following Directors attended the meeting via videoconference: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director) Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

3.                   CHAIRMAN AND SECRETARY: The Meeting was presided by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

4.                   AGENDA: To resolve on: (i) the approval of the Protocol and Justification of the Mergers of AGFA – COMÉRCIO, ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA., a limited liability company with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Suite 10, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 07.934.961/0001-12, registered with the Board of Trade of the State of Pará (“JUCEPA”) under NIRE 15.200.249.439, herein represented in accordance with its Articles of Association; ASAPIR PRODUÇÃO FLORESTAL E COMÉRCIO LTDA., a limited liability company with head offices in the City of Limeira, State of São Paulo, at Lageado, Building B, CEP 13480-021, enrolled with CNPJ/ME under No. 08.721.410/0001-33, registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.221.300.260, herein represented in accordance with its Articles of Association; COMERCIAL E AGRÍCOLA PAINEIRAS LTDA., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Sector B, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 50.692.219/0001-77, registered with JUCESP under NIRE 35.200.185.143, herein represented in accordance with its Articles of Association; ONDURMAN EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Suite 29-A, Gecontrol, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 09.332.082/0001-46, registered with JUCESP under NIRE 35.222.026.226, herein represented in accordance with its Articles of Association; FACEPA FÁBRICA DE PAPEL DA AMAZÔNIA S.A., a corporation with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 04.909.479/0001-34, registered with JUCEPA under NIRE 15.300.010.501, herein represented in accordance with its Bylaws; FIBRIA TERMINAIS PORTUÁRIOS S.A., a corporation with head offices in the City of Santos, State of São Paulo, at Av. Cândido Gafrée, warehouses13, 14 and 15, CEP 11013-240, enrolled with CNPJ/ME under No. 02.403.565/0001-45, registered with JUCESP under NIRE 35.300.153.928, herein represented in accordance with its Bylaws; and FUTURAGENE BRASIL TECNOLOGIA LTDA., a limited liability company with head offices in the City of Itapetininga, State of São Paulo, at Av. Dr. José Lembo, No. 1.010, Suite A, Jardim Bela Vista, CEP 18207-780, enrolled with CNPJ/ME under No. 12.777.984/0001-09, registered with JUCESP under NIRE 35.224.817.727, herein represented in accordance with its Articles of Association by the Company (jointly, the “Subsidiaries”), by the Company (“Merger Agreement”); (ii) the proposal to be submitted to the Extraordinary General Shareholders’ Meeting of the Company, to be convened pursuant to item (iii) below (“Company EGM”), concerning (ii.1) the approval of the mergers of the Subsidiaries by the Company, pursuant to the terms set forth in the Merger Agreement (“Mergers”); (ii.2) the ratification of the appointment of PriceWaterhouseCoopers Auditores Independentes, a company with head offices in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo No. 1.400, Torre Torino, CEP 05001-100, enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“PwC”), for purposes of preparing the appraisal reports of the net equity of each of the Subsidiaries, at book value, pursuant to article 227 of Law No. 6,404, of 15 December 1976, as amended (“Appraisal Reports” and “Brazilian Corporations Law”); and (ii.3) the approval of the Appraisal Reports; and (iii) the convening of the Company EGM to resolve on the matters listed above.

5.                   resolutions: After examining and discussing the matters listed in the agenda, the attending members of the Board of Directors, unanimously and without reservations, resolved:

5.1.                After an analysis of the Appraisal Reports, to approve the Merger Agreement, which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Subsidiaries to be merged by the Company, authorizing the Company’s management to proceed with its execution. Following certification by the presiding members, the Merger Agreement is comprised by this instrument in the form of Exhibit A.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

5.2.             To propose to the Company EGM: (i) the approval of the Mergers of the Subsidiaries; (ii) the ratification of the appointment of PwC for purposes of preparing the Appraisal Reports; and (iii) the approval of the Appraisal Reports. The Appraisal Reports are contained in Exhibit I of the Merger Agreement, comprising Exhibit A of this instrument.

5.2.2.             To state that the Company holds the entirety of the share capital of the Subsidiaries and, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission (CVM) issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, the appraisal mentioned in article 264 of the Brazilian Corporate Law is not applicable to the Mergers and are therefore not required.

5.2.3.             To state that the Mergers shall not grant the right of withdrawal to dissenting shareholders of the Company, provided applicable law limits such right to shareholders of merged companies and the Subsidiaries are wholly owned subsidiaries of the Company. Accordingly, the Mergers are also not subject to dissenting shareholders.

5.2.4.             The Mergers shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of shares and/or quotas, as applicable, provided the Company holds the entirety of the share capital of the Subsidiaries.

5.3.             To approve the Management Proposal concerning the Mergers, to be submitted to the Company’s shareholders at the Company EGM, which shall be archived at the Company’s headquarters and made available to shareholders pursuant to applicable law.

5.4.             To approve the convening of the Company EGM in order to resolve on the matters listed above.

5.5.             Pursuant to the Company Bylaws, to authorize the Board of Officers of the Company to perform any and all actions, execute any agreements and/or instruments and their respective amendments, necessary or convenient for purposes of implementing the resolutions above.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

6.                   CLOSURE: There being no further matters to be discussed, the Meeting was ended. The minutes of the Meeting were drafted, read and approved by all Directors in attendance.

São Paulo, 26 November 2020.

__________________________ David Feffer Chairman and President of the Meeting	__________________________ Stefan Tasoko Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman	_____________________________ Daniel Feffer Vice-Chairman
_____________________________ Nildemar Secches Director	_____________________________ Maria Priscila Rodini Vansetti Machado Director
_____________________________ Ana Paula Pessoa Director	_____________________________ Hélio Lima Magalhães Director
_____________________________ Rodrigo Calvo Galindo Director	_____________________________ Paulo Rogerio Caffarelli Director
_____________________________ Rodrigo Kede de Freitas Lima Director

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

EXHIBIT A

MERGER AGREEMENT

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

EXHIBIT D

Minutes of the Fiscal Council Meeting

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

(“Meeting”)

1.         Date, Time and Place: 26 November 2020, at 17:45, via videoconference, pursuant to article 10 of the Internal Rules of the Fiscal Council of Suzano S.A. (“Council” and “Company”).

2.         Attendance: The following members of the Council attended the Meeting via videoconference: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. The following individual also participated in the Meeting, via video conference: Mr. Walner Júnior, as secretary.

3.         Agenda: Pursuant to item III of article 163 of Law No.  6,404 of 15 December 1976 (“Brazilian Corporate Law”), the Fiscal Council shall give its opinion concerning the management’s proposal of the mergers of AGFA – COMÉRCIO, ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA., a limited liability company with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Suite 10, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 07.934.961/0001-12, registered with the Board of Trade of the State of Pará (“JUCEPA”) under NIRE 15.200.249.439, herein represented in accordance with its Articles of Association; ASAPIR PRODUÇÃO FLORESTAL E COMÉRCIO LTDA., a limited liability company with head offices in the City of Limeira, State of São Paulo, at Lageado, Building B, CEP 13480-021, enrolled with CNPJ/ME under No. 08.721.410/0001-33, registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.221.300.260, herein represented in accordance with its Articles of Association; COMERCIAL E AGRÍCOLA PAINEIRAS LTDA., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Sector B, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 50.692.219/0001-77, registered with JUCESP under NIRE 35.200.185.143, herein represented in accordance with its Articles of Association; ONDURMAN EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Suite 29-A, Gecontrol, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 09.332.082/0001-46, registered with JUCESP under NIRE 35.222.026.226, herein represented in accordance with its Articles of Association; FACEPA FÁBRICA DE PAPEL DA AMAZÔNIA S.A., a corporation with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 04.909.479/0001-34, registered with JUCEPA under NIRE 15.300.010.501, herein represented in accordance with its Bylaws; FIBRIA TERMINAIS PORTUÁRIOS S.A., a corporation with head offices in the City of Santos, State of São Paulo, at Av. Cândido Gafrée, warehouses13, 14 and 15, CEP 11013-240, enrolled with CNPJ/ME under No. 02.403.565/0001-45, registered with JUCESP under NIRE 35.300.153.928, herein represented in accordance with its Bylaws; and FUTURAGENE BRASIL TECNOLOGIA LTDA., a limited liability company with head offices in the City of Itapetininga, State of São Paulo, at Av. Dr. José Lembo, No. 1.010, Suite A, Jardim Bela Vista, CEP 18207-780, enrolled with CNPJ/ME under No. 12.777.984/0001-09, registered with JUCESP under NIRE 35.224.817.727, herein represented in accordance with its Articles of Association by the Company (jointly, the “Subsidiaries”), by the Company, pursuant to the Protocol and Justification of the Mergers executed on this date (“Mergers”), which sets forth the general terms and conditions of the Mergers, their justification and criteria for purposes of appraising the net equity of the Subsidiaries to be merged by the Company, whose exhibits contain the appraisal reports of each of the Subsidiaries, prepared by PriceWaterhouseCoopers Auditores Independentes, a company with head offices in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo No. 1.400, Torre Torino, CEP 05001-100, enrolled with CNPJ/ME under No. 61.562.112/0001-20, in accordance with article 227 of the Brazilian Corporate Law.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

4.         Resolutions: Having installed the Meeting, after examining and discussing the matters listed in the agenda, the attending members of the Council unanimously gave their favorable opinion on the Mergers, which shall be submitted to the approval by the Extraordinary General Shareholders’ Meeting of the Company to be convened for such purpose, pursuant to the Company’s Bylaws. As stated in the Merger Agreement (Protocol) such Mergers shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of shares and/or quotas, as applicable, provided the Company holds the entirety of the share capital of the Subsidiaries.

5.         Closure: There being no further matters to be discussed, the Meeting was ended. Being the Merger Agreement (Protocol) and the Appraisal Reports attached herein. The minutes of the Meeting were drafted, read and approved by all members of the Council in attendance. Signatures. Rubens Barletta, Eraldo Soares Peçanha e Luiz Augusto Marques Paes.

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

São Paulo, SP, 26 November 2020.

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes

SUZANO S.A.

Publicly Held Company

CNPJ/ME No 16.404.287/0001-55

NIRE 29.300.016.331

Management Proposal – EGM held on 28 December 2020

ANEXO E

Information about the Appraiser

(Exhibit 21 of ICVM 481/09)

1. List the appraisers recommended by management
PriceWaterhouseCoopers Auditores Independentes, a company with head offices in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo No. 1.400, Torre Torino, enrolled with CNPJ/ME under No. 61.562.112/0001-20.
2. Describe the qualification of recommended appraisers
PwC was selected for the work described here considering the wide and notable experience that this specialized company has in preparing reports and appraisals of this nature.
3. Provide a copy of the recommended evaluators’ work and compensation proposals.
See attached proposal (Exhibit F)
4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter.

On 5 September 2016, Suzano executed an agreement with PwC, aiming to engage it for balance sheet audit services and other sections of the complete financial statements (individual and consolidated) of 31 December 2017, which was extended until the 2021 and amended as to include external audit services and revision of the financial statements, and Form F-4 to be filed with the Securities Exchange Commission, the regulatory agency for the capital markets of the United States of America.

On 26 July 2018, PwC was engaged by Suzano to carry out the Equity Appraisal Report of Eucalipto Holding S.A. (“Holding”), and of Fibria Celulose S.A. (“Fibria”), in the context of the transaction that resulted in the combination of shareholders of the latter and Suzano, as well as to prepare the reasonable assurance report on the Holding’s and Suzano’s pro forma. The engagement of PwC was ratified by the extraordinary shareholders’ meeting of Suzano held on 13 September 2018.

On 26 February 2019, PwC was engaged by Suzano to carry out the Fibria Celulose Shareholders’ Equity Appraisal Report, in connection with the merger of the latter by the Company. The engagement of PwC was ratified by Suzano’s extraordinary general meeting held on 1 April 2019.

On 1 March 2020, PwC was engaged by Suzano to carry out the Shareholders' Equity Appraisal Report of Suzano Participações do Brasil Ltda. The hiring of PwC was ratified by Suzano's extraordinary general meeting held on 22 May 2020.

(A free translation of the original in Portuguese)

EXHIBIT F

Proposal for services and compensation of the appraiser

Attention:	Mr. Vitor Tumonis Mr. Arvelino Cassaro

To

Suzano S.A.

Avenida Brigadeiro Faria Lima, 1355

São Paulo – SP

July 10, 2020

Dear Sirs,

1       PricewaterhouseCoopers Auditores Independentes, established in the city of São Paulo, capital of the State of São Paulo, with principal offices at Avenida Francisco Matarazzo, 1400, Torre Torino, Água Branca, and enrolled in the National Corporate Taxpayers' Register (CNPJ/MF) under No. 61.562.112/0001-20 ("PwCAI"), is pleased that you have selected us to perform audit services for your Company. The purpose of this letter is to confirm our understanding with respect to your and our responsibilities in connection with our engagement as independent auditors of (i) AGFA - Comércio, Administração e Participações Ltda., (ii) FACEPA – Fábrica de Papel da Amazônia S.A., Comercial Agrícola Paineiras Ltda.; (iii) Ondurman Empreendimentos Imobiliários Ltda., (iv) Asapir Produção Florestal e Comércio Ltda.; and (v) Futuragene Brasil Tecnologia Ltda. ("Entities"), for the period ended on August 31, 2020, for issuance of expert reports on the net book equity values based on accounting records at August 31, 2020 ("expert reports").

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The terms of this letter will remain effective unless amended in writing with the agreement of both parties.

2       We will issue expert reports on the net book equity values based on accounting records of the Entities on August 31, 2020 and corresponding attachments, prepared in conformity with accounting practices adopted in Brazil. Our reports will be based on the audit procedures applied to the balance sheets of the Entities. Our audits will be conducted with the objective of supporting the expert reports on the net book equity values. Upon completion of our audit, we will issue and deliver to Suzano S.A. our appraisal report on net book assets in Portuguese and English.

3       We will discuss with you a timetable for our work, which will include a final visit, once we have had sight of the balance sheet. We expect to deliver a draft of our expert reports for your review approximately one week after completion of our field work, and to issue our final reports after receiving the management representation letters. Compliance with the above deadlines and delivery by Suzano S.A., on a timely basis, of all the documents, information and representation letters, is necessary for the performance of our services.

4        Our expert reports will express our conclusion on the net book equity value of the Entities, including consideration, if necessary, of adjustments identified during the audit. In addition, our reports may include an emphasis of matter paragraph or a paragraph on other matters, considering the circumstances also described in the auditing standards.

5       Our audits will be conducted in accordance with independent audit professional and ethical standards applicable in Brazil, that is, those arising from the professional and technical standards of the Brazilian Federal Accounting Council (CFC). Those standards require that we comply with ethical

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requirements established in the Code of Professional Ethics and Professional Standards issued by the CFC, and also that the audit be planned and performed to obtain reasonable assurance about whether the balances of the net book equity value are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net book equity values, whether due to fraud or error. The risks of not detecting a material misstatement that may result from fraud are higher than those arising from errors, since fraud may involve intentional acts of circumventing the internal controls, collusions, forgeries, omissions or false presentations and representations. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management.

6       Reasonable assurance means an increased level of assurance, but not the guarantee that an audit carried out in accordance with the Brazilian and International Standards on Auditing will always detect possible existing material misstatements. These misstatements may result from fraud or error and are considered material when, individually or as whole, they may influence, within a reasonable perspective, the economic decisions made by users based on the related financial information.

7       Due to the limitations inherent to the audit process and to the internal control structure, there is an inherent risk that significant errors may not be detected, even if the audit is properly planned and performed in accordance with applicable auditing standards. Our risk assessment will consider internal controls that are significant in the preparation of the balance sheets of the Entities, in order to determine the audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of such internal controls. However, we will report in writing any significant deficiencies in the internal controls that may be relevant for the balance sheets, if identified during our audit procedures. These reports are for the exclusive use of

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management.

8       The balance sheets to be audited by us are the responsibility of management. Management is responsible for the proper preparation and presentation of the balance sheets in accordance with accounting practices adopted in Brazil, and for the internal control structure required for the preparation of the balance sheets free of any material misstatements, whether due to fraud or error. The audit of the balance sheets and the issuance of the expert reports do not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information used when preparing the balance sheets, such as accounting records, related documents and other matters, as well as additional information that may be requested from management for audit purposes, and providing unrestricted access to Entities' personnel as the auditor may deem necessary to obtain audit evidence.

9       As required by Brazilian auditing standards, we will make specific inquiries of management and others about the representations embodied in the balance sheets and the effectiveness of internal control over transactions, records and financial reporting. Brazilian auditing standards also require that we obtain a representation letter from certain members of management, including the managing director (diretor-presidente), covering matters which are material to the expert reports. Additionally, management agrees to inform us of facts that may affect the expert reports, of which it may have become aware during the period between the date of the expert reports and the date on which the reports are made available. The results of our audit tests, the responses to our inquiries and the written representations of management comprise the evidential matter upon which we intend to rely in forming our conclusion expressed in the expert reports on the net book equity values.

10        Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the

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possibility that fraud and errors may occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor.

11        Consequently, although we cannot guarantee the detection of fraud or errors, we will plan and perform our audit to obtain reasonable, but not absolute assurance of detecting errors or fraud that would have a material effect on the balance sheets. Audits are based on the concept of selective testing of the data underlying the balance sheet. Audits are, therefore, subject to the limitation that errors, fraud and illegal acts having a direct and material impact on the balance sheets, if they exist, may not be detected.

In addition, our consideration of existing control systems will not be sufficient to allow us to provide assurance regarding the reliability and effectiveness of the internal controls related to transactions, records and financial reporting.

12       Our audits will not include a detailed audit of transactions to identify errors or fraud which do not materially misstate the net book equity values. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is measured in relation to the net book equity values and not in relation to an absolute or isolated effect.

13       If you intend to publish or reproduce, in printed form or electronically (e.g. on an Internet website), our expert reports, or otherwise make reference to PwCAI in a document that contains other information, management agrees to provide us with a draft of such document to read, review and approve before the document is distributed to third parties (regulatory agencies, stock exchanges etc.) and our expert reports are included. We emphasize that our expert reports must be reproduced in its entirety, including the attachments.

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14        If you wish to include our expert reports in a securities offering document or in some other form of document, you agree that you will obtain our prior permission or consent. Likewise, no reference to PwCAI may be included in such documents without our prior consent. Any agreement to perform work in connection with these documents will be a separate engagement and subject to a separate engagement contract.

15        The regulations established by certain countries include the requirement that the auditor be registered in that country if the Entity makes an offering or files the financial information with the expert reports on the net book equity values. The potential consequences of non-compliance with this requirement for the auditor to register on a timely basis may be serious for both the auditor and Suzano S.A. Suzano S.A. agrees that our expert reports on the net book equity values, or reference to us, must not be included in an offering document for a regulatory body, or equivalent, domiciled abroad without our previous consent, in writing. Any agreement to perform a work related to an offering, including our consent, must be subject to a separate service agreement.

16        The Entities agree to provide, on a timely basis, copy of reports, notices or orders issued by the regulatory entities to which the Entities are subject and which are, directly or indirectly, related to the expert reports and, therefore, may be of interest to the independent auditor. The entities also agree, in cases not prohibited by law, to immediately inform PwCAI of the receipt of any official communication, official letter, written notice, assessment notice, court order or request ("communications" or "notices") from the authorities requiring the presentation of information and/or clarifications about frauds or alleged frauds, or noncompliance with laws or regulations. The Entities also agree to provide PwCAI with a copy of the statements, answers, considerations and other communications sent to such authorities in response to the communications received.

17        Our audits will be performed with the key objective of issuing the expert reports on the net book equity values, in connection of the process of the Entities being merged into Suzano S.A., and will not be planned or performed to meet specific transaction requirements or expectations of any third party. Therefore, items of possible interest to a third party will not be specifically addressed and matters may exist that would be assessed differently by a third party, possibly in connection with another specific transaction.

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18        PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. PwCAI may, at its own discretion, use and/or subcontract resources from other PwC firms and/or third parties (hereinafter "PwC Subcontracted parties"), in Brazil or abroad, in connection with the provision of services and/or for compliance with internal, administrative and/or regulatory requirements. Each PwC Subcontracted party is subject to confidentiality requirements similar to those of PwCAI, and use the same level of data protection that PwCAI adopts in its activities. Activities will be carried out exclusively as contracted. Thus, the Company agrees that PwCAI may provide information that it receives in connection with this agreement to PwC Subcontracted parties for such purposes. PwCAI will be solely responsible for the provision of the services (including those performed by PwC Subcontractors) and for the protection of the information provided to the PwC Subcontractors.

19        As you are aware, various standards as well as provisions related to money laundering prevention are in effect, including Laws 9,613/98 and 12,683/12. These laws require auditors, accounting advisors and consultants to report certain circumstances to the Financial Intelligence Unit (UIF), as described in those laws and in the regulations approved by UIF and/or other regulatory agencies of our professional activities. The parties undertake to fully comply with these laws and with Law 12,846/2013 ("Anti-corruption Law"). If PwCAI is required to report any circumstances under these laws, such communication does not constitute and will not constitute a breach of our professional and/or contractual obligation to preserve client confidentiality. Likewise, the disclosure of our work material to national and international regulatory agencies responsible for overseeing audit firms does not and will not constitute a breach of our professional and/or contractual obligation to preserve client confidentiality.

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20        The following items regulate the treatment of personal data by the parties under Law 13,709/2018 (General Data Protection Law or LGPD), with the specific and limited purpose of performing the activities presented herein. In this sense, PwCAI will act solely and exclusively as OPERATOR, processing the personal data submitted by the Company, which, in turn, will act as CONTROLLER, in accordance with the definitions established in the General Personal Data Protection Law. The parties agree that:

(a)        The CONTROLLER is responsible for legitimating all personal data of the owners of data that will be processed by the OPERATOR, including those that need the consent of the owner, answering for the accuracy of the data, and shall also exclude sensitive personal data and inform the OPERATOR of any changes that might affect the duties of the owners of data being processed.

(b)        The OPERATOR will not process personal data that are not in accordance with the scope of this engagement letter, except if due to a legal obligation, maintaining the proper records of the personal data processing operations that are carried out. The requests for compliance with the rights of owners of personal data, informed by the CONTROLLER, will only be performed if they do not conflict with the independent legal bases or professional standards of the OPERATOR.

(c)        The OPERATOR confirms that it adopts technical and administrative security measures to protect personal data from: a) unauthorized accesses; b) accidental or unlawful situations; c) destruction, loss, change, communication or any improper or unlawful treatment. The OPERATOR agrees to notify the CONTROLLER, according to the LGPD requirements, of the occurrence of any situation that results in unauthorized access or improper treatment of personal data.

(d)        After the conclusion of this Agreement, the OPERATOR shall delete or destroy all the personal data processed for the execution of this Engagement, except for methodologies, tools, working papers and files created, which will be maintained by the OPERATOR, based on legal grounds arising from the applicable professional standards.

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21        During our engagement, we may develop software, including spreadsheets, documents, databases and other electronic tools to support our work. In some cases, these tools, data and documents may be provided to the Entities upon formal request. As these tools were developed specifically for our purposes and without consideration of any purpose for which Entities might use them, they are made available on an "as is" basis for the exclusive use of the Entities and should not be distributed to or shared with any third party. Furthermore, we can provide no representations or warranties as to the sufficiency or appropriateness of the software tools for any purpose for which the Entities may use them. Any software tools developed specifically for the Entities will be covered by a separate engagement letter.

22        The methods, tools, working papers and audit files created by us during our audit work, including the electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities.

23        Moreover, we may communicate electronically with you during the engagement through the e-mail address informed to each other in writing, whose transmission of information cannot be guaranteed to be secure or error free since it can be intercepted, corrupted, lost or destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use.

24        Our fee estimates are based on the time required by the professionals assigned to the engagements. Individual hourly rates vary according to the degree of responsibility involved and experience and skill required.

25        We estimate that our fees for this audit engagement will be R$ 160,000.00, (being net of taxes, charges and other contributions expected to accrue for the services contracted), plus out-of-pocket expenses.. This estimate takes into account the agreed-upon level of preparation and assistance from the Entities' personnel. We will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate.

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26        Our fees will be billed in a single invoice falling due July 20, 2020.

27        Our fees take the following into consideration:

(a)        Support from Company personnel for prior preparation of analyses (requests for analyses) and account reconciliations, which are necessary for the closing of accounts and to prepare the balance sheets and are critical to the audit, as well as the identification and separation of documents on file, and the supply of information in response to our inquiries.

We emphasize that the correct and full completion of requests for analyses (to be prepared in advance of our visits) on a timely basis is critical for the assignment to be completed efficiently and within the proposed budgeted hours. Our process of requesting our clients to prepare these analyses and schedules is actually advantageous and cost-effective to the Company, since our time is exclusively dedicated to the review of information and data relating to the accounts, rather than their compilation.

(b)        Fees for additional consultations involving our specialized departments or services will be charged separately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices.

(c)        Reimbursement for expenses, such as transportation (air or land), lodging, meals, telephone calls, mileage, etc., will be billed to you at cost through separate periodic debit notes.

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(d)       The fees will be reviewed by the parties whenever there is a contractual imbalance because of changes in the economic and financial environment in Brazil, or if there is an increase in the scope of the contracted services, as formalized in writing through an amendment executed by both parties.

(e)             Our fees do not include certain taxes, charges and other contributions on fees for services, as required by legislation as of the billing date. Such taxes, charges, and contributions will be added to each of the services to be billed.

28        Suzano S.A. must make the relevant payment up to the maturity date. In the event of late payment, Suzano S.A., by law, will be considered to be in default, and the outstanding balance will accrue a fine of 2% plus interest on arrears of 1% per month plus indexation charges on a "pro rata die" basis, based on the General Market Price Index (IGP-M) published by the Getúlio Vargas Foundation (FGV). At PwCAI's discretion, and without prejudice to the possibility of termination of the engagement, PwCAI may interrupt the provision of services until the payment is settled, upon express communication to Suzano S.A.. Such situation will not give rise to any basis for a claim by Suzano S.A. for delays in meeting agreed dates for the contracted services, which will be extended for the same number of days as payment is delayed.

29     Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements.

30     It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services could be improved or if you are dissatisfied with any aspect of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact our lead audit partner, Washington Cavalcanti, (+55 11 3674 2000). In this way, we are able to ensure that your concerns are dealt with carefully and promptly.

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31        Please note that PwCAI maintains a client satisfaction monitoring program, which includes interviews and written surveys of selected clients each year.

32        The contract described by this letter, when accepted by you, shall be governed by, and construed in accordance with, the laws of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, litigation or dispute, including, without limitation, claims for compensation or counterclaims which may arise out of, or in connection with, such contract. Each party irrevocably waives any claim for an action that has been brought in an inappropriate forum or in courts that do not have the appropriate jurisdiction.

33        Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your "in agreement" cannot be provided in the next 30 days, we reserve the right to review the terms, provisions, and other conditions described herein.

34        If you require any further information or wish to discuss the terms of our engagement further before replying, please do not hesitate to contact us.

Very truly yours,

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July 10, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Daniel Vinícius Fumo

Contador CRC 1SP256197/O-9

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Suzano S.A.
July 10, 2020

In agreement:

Suzano S.A.

Date

Witnesses:

Name: Paulo Roberto Pereira da Silva

Individual Taxpayers’ Registry (CPF): 370.556.298-37

Name: Arvelino Cassaro

Regional Accounting Council (CRC) 1ES007400/O-4 S SP

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Suzano S.A.
July 10, 2020

FIRST ADDENDUM TO THE ENGAGEMENT LETTER FOR PROFESSIONAL SERVICES DATED JULY 10, 2020

This Addendum is between the two following parties:

Suzano S.A., headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, and enrolled in the National Corporate Taxpayers' Register (CNPJ/MF) under No. 16.404.287/0001-55 ("Client"), and their legal representatives subscribed at the closing herein; and

PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and from the 13th to the 17th floors, Água Branca, CEP 05001-100, and enrolled in the National Corporate Taxpayers' Register (CNPJ/MF) under No. 61.562.112/0001-20 ("Service Provider"), and its legal representative subscribed at the closing herein.

Whereas:

I- The Parties executed the Engagement Letter for Professional Services ("Engagement Letter") on July 10, 2020, whose object is the issuance of expert reports on the net book equity values based on accounting records on August 31, 2020 of certain subsidiaries of the Client ("Services");

II- The Client hereby requests the Service Provider include other services in addition to the services already contracted. The parties agree on the present First Private Addendum to the Engagement Letter for Professional Services ("Addendum"), in the terms and conditions below, mutually obligating and binding each party:

(i) In addition to the provisions previously established in the Engagement Letter, the parties freely and mutually agree to add to the scope of the Services the issuance of an expert report on the net book equity based on accounting records on August 31, 2020 of Fibria Terminais Portuários Ltda.

(ii) In relation to these Additional Services, the Client will pay to the Service Provider R$ 45,000.00, in a single installment, to fall due on October 20, 2020.

(iii) The Parties agree that the Engagement Letter and this Addendum must comply in full with the Master Contract for the Rendering of Professional Services 6761, which will prevail in case of conflict between these instruments.

III - Since there is no further matter to be addressed, the Parties herein ratify all terms and conditions established by the Engagement Letter that have not been altered by this Addendum.

In witness whereof, the parties have executed this Addendum in two counterparts of equal contents, in the presence of the two witnesses below.

São Paulo, September 30, 2020

Suzano S.A.

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July 10, 2020

Name: Vitor Tumonis

Position: Controllership Officer

PricewaterhouseCoopers Auditores Independentes

Name: Daniel Vinicius Fumo

Position: Partner

Witnesses:

1- ______________________________

Name: Paulo Roberto Pereira da Silva

Individual Taxpayers' Registry (CPF/MF): 370.556.298-37

2- ______________________________

Name: Arvelino Cassaro

Contador CRC – 1ES007400/O-4 S SP

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